Exhibit 10.15

Portions of this exhibit marked [*] are requested to be treated confidentially.

LICENSE AGREEMENT

17th August 2006

THIS LICENSE AGREEMENT (this “Agreement”) dated as of August 17th , 2006 (the “Effective Date”) is entered into between KTB Tumorforschungs GmbH (Tumor Biology Center), a privately-held corporation (“Licensor”), having a place of business at Breisacher Str. 117, Freiburg, Germany, and Innovive Pharmaceuticals, Inc. a corporation with principal offices located at 555 Madison Avenue, New York, New York 10022 (“Company”).

WHEREAS, Licensor owns or has rights in the Technology (as defined below).

WHEREAS, Company desires to obtain an exclusive license under Licensor’s rights in the Technology on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:

1. DEFINITIONS

For purposes of this Agreement, the terms defined in this Section 1 shall have the respective meanings set forth below:

1.1 “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

1.2 “Competent Authority(ies)” shall mean, collectively, the governmental entities in each country in the Territory responsible for (a) the regulation of any Product intended for use in the Field, including the FDA, the EMEA and the MHLW, (b) the establishment, maintenance and/or protection of rights related to the Licensed Patent Rights, or (c) any other applicable regulatory or administrative agency in any country in the Territory that is comparable to, or a counterpart of, the foregoing.

1.3 “Field” shall mean all fields of use.

1.4 “First Commercial Sale” shall mean, with respect to any Product, the first sale of such Product after all applicable marketing and pricing approvals (if any) have been granted by the Competent Authority.

1.5 “Licensed IP Rights” shall mean, collectively, the Licensed Patent Rights and the Licensed Know-How Rights.

1.6 “Licensed Know-How Rights” shall mean all trade secret and other know-how rights in and to all data, information, compositions and other technology (including, but not limited to, formulae, procedures, protocols, techniques and results of experimentation and testing) that are not Licensed Patent Rights and which are necessary or useful for Company to make, use, develop, sell or seek regulatory approval to market a composition, or to practice any method or process, at any time claimed or disclosed in any issued patent or pending patent application within the Licensed Patent Rights or which otherwise relates to the Technology, where such licensed-know how rights are owned by Licensor or Licensor has the right to grant a sublicense for.

1.7 “Licensed Patent Rights” shall mean (a) the patents and patent applications listed on Exhibit A hereto, and all worldwide counterparts thereof in which Licensor has an ownership or the right to grant a sublicense for, to the extent they claim or disclose the Technology, (b) all U.S. and foreign patents and patent applications that claim or cover the Technology in which Licensor heretofore or hereafter has an ownership or (sub)licensable interest, (c) all divisions, continuations, continuations-in-part, that claim priority to, or common priority with, the patent applications listed in clauses (a)—(b) above or the patent applications that resulted in the patents described in clauses (a)—(b) above which Licensor owns or has the right to grant a sublicense for, and (d) all patents that have issued or in the future issue from any of the foregoing patent applications, including utility, model and design patents and certificates of invention, together with any reissues, renewals, extensions or additions thereto, which are owned by Licensor or Licensor has the right to grant a sublicense for.

1.8 “Net Sales” shall mean, with respect to any Product, the gross sales price of such Product invoiced by Company or its Affiliate or sublicensees to customers who are not Affiliates (or are Affiliates but are the end users of such Product) less, to the extent actually paid or accrued by Company or its Affiliate or sublicensees (as applicable), (a) credits, allowances, discounts and rebates to, and chargebacks from the account of, such customers for spoiled, damaged, out-dated and returned Product, provided however, Licensor’s consent shall be required for any discount above [*] ([*]%) or any transfer on a non-cash-basis (except transfers for research or development purposes, clinical trials, compassionate use purposes or as samples or promotions) in order for such discount or transfer to be excluded from the calculation of Net Sales; (b) freight and insurance costs incurred by Company or its Affiliate or sublicensees (as applicable) in transporting such Product to such customers; (c) cash, quantity and trade discounts, rebates and other price reductions for such Product given to such customers under price reduction programs; (d) sales, use, value-added and other taxes (excluding income taxes and other taxes on profit and property) incurred on the sale of such Product to such customers; and (e) customs duties, surcharges and other governmental charges incurred in exporting or importing such Product to such customers.

1.9 “Non-Royalty Sublicensing Income” shall mean, with respect to any Product, the aggregate cash consideration directly received by Company or its Affiliates in consideration for the Company or its Affiliates entry into a sublicense agreement under the Licensed IP Rights with a Third Party sublicensee with respect to such Product, but excluding (a) Royalty Sublicensing Revenues, (b) amounts received to reimburse Company or its Affiliates’ cost to perform research, development or similar services, (c) amounts received in reimbursement of patent or other out-of-pocket expenses, and (d) amounts received in

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

consideration for the purchase of any securities of Company or its Affiliates at fair market value. Notwithstanding the foregoing, if a Third Party purchases securities in any Affiliate, and the purchase price is inter alia determined by the (direct or indirect) receipt of a sublicense under the Licensed IP Rights (e.g. a sublicense hold by the purchased Affiliate) or to Products (unless such premium is paid to reimburse Company or its Affiliates’ cost to perform research, development or similar services related to the Technology or Product development) then the respective portion of the purchase price shall be included within Non-Royalty Sublicensing Income. The same shall apply if a Third Party purchases securities in Company and a premium above the fair market value is paid for the (direct or indirect) receipt of a sublicense under the Licensed IP Rights or to Products (unless such premium is paid to reimburse Affiliates’ cost to perform research, development or similar services related to the Technology or Product development).

1.10 “Oncology Field” shall mean the detection, diagnosis, prognosis, monitoring, prevention or treatment of any oncologic disease, state or condition in humans or animals.

1.11 “Optional Technology” shall mean all methods, compositions, uses, technology, data and information that is claimed or disclosed in the patents and patent applications listed on Exhibit A hereto (as may be amended from time to time by the parties), or any modifications or derivatives thereto, in each case to the extent having application in the Oncology Field.

1.12 “Person” shall mean an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.13 “Product(s)” shall mean any product for use in the Field that if made, used, sold, offered for sale or imported absent the license granted hereunder would infringe a Valid Claim, or that otherwise uses or incorporates the Licensed IP Rights.

1.14 “Registration(s)” shall mean any and all permits, licenses, authorizations, registrations or regulatory approvals (including NDAs) required and/or granted by any Competent Authority as a prerequisite to the development, manufacturing, packaging, marketing and selling of any product.

1.15 “Royalty Sublicensing Revenues” shall mean, with respect to any Product, the aggregate royalty cash consideration, received by Company or its Affiliates directly in consideration for the sublicense under the Licensed IP Rights by Company or its Affiliates to a Third Party sublicensee with respect to such Product, that is based on sales of such Product by or on behalf of such sublicensee.

1.16 “Royalty Term” shall mean, with respect to each Product in each country, the term for which a Valid Claim remains in effect that, if granted or issued, would be infringed but for the license granted by this Agreement, by the use, offer for sale, sale or import of such Product in such country.

1.17 “Technology” shall mean (a) all methods, compositions, uses, technology, data and information relating to any anthracycline derivates with an acid-sensitive linkers, and (b) if Company has exercised its option under Section 3.6, the Optional Technology (including the applicable Mentioned Optional Technology).

1.18 “Territory” shall mean the world.

1.19 “Third Party” shall mean any Person other than Licensor, Company and their respective Affiliates.

1.20 “Valid Claim” shall mean (a) claim of an issued or granted and unexpired patent included within the Licensed Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending patent application included within the Licensed Patent Rights, which claim was filed in good faith, has not been pending for more than seven (7) years and has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application. Any claim that has been pending for more than seven (7) years and which is thereafter issued or granted becomes a Valid Claim under (a) at its issue or grant date.

2. REPRESENTATIONS AND WARRANTIES

Each party hereby represents and warrants to the other party as follows:

2.1 Corporate Existence. Such party is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated.

2.2 Authorization and Enforcement of Obligations. Such party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

2.3 No Consents. All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such party in connection with this Agreement have been obtained.

2.4 No Conflict. The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations, and (b) do not conflict with, or constitute a default under, any contractual obligation of it.

2.5 Licensed IP Rights. To the best of Licensor’s knowledge Licensor (a) is the sole owner or exclusive licensee of the Licensed IP Rights, and except as Licensor has expressly informed Company in writing prior to the date of this Agreement, has not granted to any Third Party any license or other interest in the Licensed IP Rights, (b) is not aware of any

Third Party patent, patent application or other intellectual property rights that would be infringed (i) by practicing any process or method or by making, using or selling any composition which is claimed or disclosed in the Licensed Patent Rights or which constitutes Licensed Know-How Rights, or (ii) by making, using or selling Products, and (c) is not aware of any infringement or misappropriation by a Third Party of the Licensed IP Rights. The Company is aware of the patents US 5,622,929, US 824,951, US 5,606,017 and EP 554 708 B1.

3. LICENSE GRANT

3.1 Licensed IP Rights. Licensor hereby grants to Company an exclusive license (with the right to grant sublicenses through multiple tiers) under the Licensed IP Rights to conduct research and to develop, make, have made, use, offer for sale, sell and import Product in the Territory for use in the Field.

3.2 Availability of the Licensed IP Rights. Licensor shall provide Company with a copy of all information available to Licensor relating to the Licensed IP Rights, Products or Technology, including without limitation: (a) regulatory submissions, (b) communications with the Competent Authorities (including the minutes of any meetings), (c) trial master files, including case report forms, (d) listings and tables of results from the clinical trials, (e) treatment-related serious adverse event reports from the clinical trials, (f) storage of and access permission to any retained samples of materials used in clinical trials, and (g) access to CROs involved in the clinical trials.

3.3 Registrations. Licensor acknowledges and agrees that Company shall own all Registrations for Products for use in the Field in each country in the Territory. Licensor hereby grants to Company a free-of-charge right to reference and use and have full access to all other Registrations and all other regulatory documents that relate to the Licensed IP Rights, Products or Technology, including INDs, BLAs, NDAs and DMFs (whether as an independent document or as part of any NDA, and all chemistry, manufacturing and controls information), and any supplements, amendments or updates to the foregoing (for the purposes of this Section, the “Right of Reference”). Company shall have the right to (sub)license the Right of Reference to its sublicensees and Affiliates. Licensor shall promptly notify Company of any written or oral notices received from, or inspections by any Competent Authority relating to any such Registrations, and shall promptly inform Company of any responses to such written notices or inspections and the resolution of any issue raised by such Competent Authority. During the time that Licensor is the holder of a Registration, Company shall be entitled to attend any and all meetings and participate in telephone calls with the Competent Authorities, including without limitation any meeting preparation, meeting co-ordination and preparation of minutes.

3.4 Access to Manufacturers. Licensor shall use its commercially reasonable efforts to provide access to Company to any suppliers of the API form of any Product for use in the Field on terms and conditions no less favorable than those terms and conditions between Licensor and such supplier.

3.5 Sublicense. Company may grant sublicenses in multiple tiers in its sole discretion. The Company shall provide Licensor with copies of all sublicense agreement within thirty (30) days of their execution date. Company shall have the right to redact any confidential information in such copies of sublicense agreements that does not relate to either the Licensed IP Rights hereunder or the economic terms therein. Each sublicense agreement shall contain covenants by the sublicensee for such sublicensee to observe and perform the same terms and conditions as those set forth for the Company in this Agreement. The Company shall be responsible for curing the acts or omissions of its sublicensees and shall not grant any rights which are inconsistent with the rights granted to and obligations of the Company hereunder. All sublicenses shall survive termination of this Agreement provided such sublicensees are not in breach (taking into account any applicable cure period provided in such sublicense); and, provided further that Licensor shall not be obligated to incur any obligation or duties to any sublicensee of the Company not otherwise provided for in this Agreement.

3.6 Optional Technology.

3.6.1 Option. Company shall have the right and option to include Optional Technology within the license grant set forth in Section 3.1 above for use in the Oncology Field. Such right and option may be exercised at any time by Company sending to Licensor written notice of such exercise, with respect to each different combination of an anti-neoplastic agent and a linker the option is exercised for (“Mentioned Optional Technology”). Each exercise of this option causes the obligation of Company to pay additional Milestones in accordance with Section 4.2 of this Agreement, including a license issue fee in accordance with Section 4.2 (a). Upon exercise of such right and option, the Mentioned Optional Technology shall be included within the definition of Technology and shall be included within the license grant set forth in Section 3.1 for use within the Oncology Field. The same terms and conditions as stipulated in this Agreement for the license of Technology apply for the Mentioned Optional Technology as well, especially, but not limited to, the obligation of Company to pay Royalties for the license of Mentioned Optional Technology in accordance with Section 4.1 of this Agreement.

3.6.2 Right of first refusal: If Licensor desires to grant to any Third Party a license or other right to any intellectual property rights covering Optional Technology in the Oncology Field, Licensor shall give to Company express written notice thereof, together with (i) copies of all data and information in its or its Affiliates’ possession regarding applications of the Optional Technology within the Oncology Field, or (ii) the terms and conditions of an intended license agreement with a Third Party (“Third Party Agreement”). If Company fails to exercise in case (i) its right under Section 3.6.1 within [*] ([*]) days after the receipt of such notice, data and information, and in case (ii) its hereby granted right of first refusal within [*] ([*]) days after the receipt of such notice and the intended Third Party Agreement, then Licensor shall have the right to enter into a binding Third Party Agreement granting such license or other right to such Third Party within another [*] ([*]) days. Licensor shall not grant such license or other right to such Third Party on terms and conditions that are more favorable to such Third Party than in case (i) the terms and conditions of this Agreement, and in case (ii) the disclosed terms and conditions of the intended Third Party Agreement unless Licensor first offers in writing to Company such more favorable terms and conditions and Company fails to accept such offer within [*] ([*]) days after written notice of such more favorable offer. Company may not exercise its right under Section 3.6.1 from receipt of the notice of the intended Third Party Agreement (case (ii)) on, until the end of the period, Licensor may enter into a binding Third Party Agreement.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

4. FINANCIAL CONSIDERATIONS

4.1 Royalties.

4.1.1 Royalty Rate. In consideration for the licenses granted to Company herein, during the Royalty Term for a Product, Company shall pay to Licensor royalties, with respect to each Product, equal to (a) [*] percent ([*]%) of Net Sales of such Product by Company and its Affiliates of up to [*] Dollars in any calendar year, [*] percent ([*]%) of Net Sales of such Product by Company and its Affiliates in excess of [*] Dollars but less then [*] Dollars in any calendar year, and [*] percent ([*]%) of Net Sales of such Product by Company and its Affiliates of greater than [*] Dollars in any calendar year, (b) the greater of (i) [*] percent ([*]%) of Royalty Sublicensing Revenues, or (ii) [*] percent ([*]%) of Net Sales of such Product by such sublicensee, and (c) [*] percent ([*]%) of all Non-Royalty Sublicensing Income received by Company and its Affiliates. Only one royalty shall be owing for a Product regardless of how many Valid Claims cover such Product.

4.1.2 Third Party Royalties. If Company or its Affiliates is required to pay royalties to any Third Party in order to exercise its rights hereunder to make, have made, use, sell, offer to sale or import any Product, then Company shall have the right to credit against the royalties owing to Licensor under Section 4.1.1 above with respect to sales of such Product in such country: (a) [*] percent ([*]%) of such Third Party royalty payments made to Bristol-Myers Squibb Company (“BMS”) for any of the patents (or patents from the same patent family) identified in the last sentence of Section 2.5, and (b) [*] percent ([*]%) of all other such Third Party royalty payments. Company shall keep Licensor involved in any discussions with BMS for a license to such patents. Company shall have the right to credit any such Third Party royalties paid by a sublicensee against the royalties owing to Licensor in accordance with the foregoing, to the extent such Third Party royalties are deducted from the applicable Royalty Sublicensing Revenue paid by such sublicensee. Notwithstanding the foregoing, Company shall not reduce the amount of the royalties paid to Licensor under Section 4.1.1 above by reason of this Section 4.1.2, with respect to sales of such Product in such country, to less than [*] percent ([*]%) of Net Sales of such Product in such country.

4.2 Milestones. Company shall pay to Licensor the following milestone payments within [*] ([*]) days following the first achievement of the applicable milestone:

(a) A license issue fee of Five Hundred Thousand U.S. dollars (U.S. $ 500,000.00), payable within thirty (30) days of execution of this Agreement;

(b) [*] US dollars (U.S. $[*]) upon first dosing of a patient in a first Phase II clinical trial under Company-sponsored (or Affiliate-sponsored, or sublicensee-sponsored) Investigative New Drug Application (“IND”) for a Product;

(c) [*] US dollars (U.S. $[*]) upon conclusion of an End-of-Phase II Meeting with respect to a Product as defined by 21 CFR 312.47(b) or compareable regulation with a Competent Authority;

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC

(d) [*] US dollars (U.S. $[*]) upon first dosing of a patient in the first Phase III clinical trial under a Company-sponsored (or Affiliate sponsored, or sublicensee-sponsored) IND for a Product;

(e) [*] US dollars (U.S. $ [*]) upon the first acceptance for review by a Competent Authority of a New Drug Application (“NDA”) for a Product;

(f) [*] US dollars (U.S. $[*]) upon first final approval by a Competent Authority of a Company-sponsored (or Affiliate sponsored, or sublicensee-sponsored) NDA for a Product;

(g) [*] US dollars (U.S. $ [*]) upon second final approval by a Competent Authority of a Company-sponsored (or Affiliate sponsored, or sublicensee-sponsored) NDA for a Product; and

(h) [*] US dollars (U.S. $ [*]) upon the final approval of each subsequent NDA for a Product.

5. ROYALTY REPORTS AND ACCOUNTING

5.1 Royalty Reports. Within sixty (60) days after the end of each calendar quarter during the term of this Agreement following (i) execution by Company or its Affiliate of the first sublicense agreement for the Licensed IP Rights, or (ii) the First Commercial Sale of a Product, Company shall furnish to Licensor a quarterly written report showing in reasonably specific detail (a) the calculation of Net Sales, Non-Royalty Sublicensing Income and Royalty Sublicensing Revenues during such calendar quarter; (b) the calculation of all royalties Company or its Affiliates have received from sublicensees for such quarter; (c) the calculation of the royalties, if any, that shall have accrued based upon such Net Sales, Non-Royalty Sublicensing Income and Royalty Sublicensing Revenues; and (d) the withholding taxes, if any, required by law to be deducted with respect to such sales; and (e) the exchange rates, if any, used in determining the amount of United States dollars. With respect to sales of Products invoiced in United States dollars, the gross sales, Net Sales, Non-Royalty Sublicensing Income, Royalty Sublicensing Revenues and royalties payable shall be expressed in United States dollars. With respect to (i) Net Sales, Non-Royalty Sublicensing Income and Royalty Sublicensing Revenues invoiced in a currency other than United States dollars and (ii) cash consideration paid in a currency other than United States dollars by Company’s sublicensees hereunder, all such amounts shall be expressed both in the currency in which the distribution is invoiced and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the average of the exchange rate (local currency per US$1) published in The Wall Street Journal, Western Edition, under the heading “Currency Trading” on the last business day of each month during the applicable calendar quarter.

5.2 Audits.

5.2.1 Upon the written request of Licensor and not more than once in each calendar year , Company shall permit an independent certified public accounting firm of nationally recognized standing selected by Licensor and reasonably acceptable to Company, at Licensor’s expense, to have access during normal business hours to such of the financial records

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

of Company as may be reasonably necessary to verify the accuracy of the payment reports hereunder for the eight (8) calendar quarters immediately prior to the date of such request (other than records for which Licensor has already conducted an audit under this Section.

5.2.2 If such accounting firm concludes that additional amounts were owed during the audited period, Company shall pay such additional amounts within thirty (30) days after the date Licensor delivers to Company such accounting firm’s written report so concluding. The fees charged by such accounting firm shall be paid by Licensor; provided, however, if the audit discloses that the royalties payable by Company for such period are more than [*] percent ([*]%) of the royalties actually paid for such period, then Company shall pay the reasonable fees and expenses charged by such accounting firm.

5.2.3 Licensor shall cause its accounting firm to retain all financial information subject to review under this Section 5.2 in strict confidence; provided, however, that Company shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with Company regarding such financial information. The accounting firm shall disclose to Licensor only whether the reports are correct or not and the amount of any discrepancy. No other information shall be shared. Licensor shall treat all such financial information as Company’s Confidential Information

6. PAYMENTS

6.1 Payment Terms. Royalties shown to have accrued by each royalty report provided for under Section 5.1 above shall be due on the date such royalty report is due. Payment of royalties in whole or in part may be made in advance of such due date. Any payment required to be paid by Company pursuant to this Agreement shall, if overdue, bear interest at [*]% per year, or the maximum amount allowed under applicable law if less.

6.2 Exchange Control. If at any time legal restrictions prevent the prompt remittance of part or all royalties with respect to any country in the Territory where the Product is sold, Company shall have the right, in its sole discretion, to make such payments by depositing the amount thereof in local currency to Licensor’s account in a bank or other depository institution in such country. If the royalty rate specified in this Agreement should exceed the permissible rate established in any country, the royalty rate for sales in such country shall be adjusted to the highest legally permissible or government-approved rate.

6.3 Withholding Taxes. Company shall be entitled to deduct the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such amounts payable by Company, its Affiliates or sublicensees, or any taxes required to be withheld by Company, its Affiliates or sublicensees, to the extent Company, its Affiliates or sublicensees pay to the appropriate governmental authority on behalf of Licensor such taxes, levies or charges. Company shall use reasonable efforts to minimize any such taxes, levies or charges required to be withheld on behalf of Licensor by Company, its Affiliates or sublicensees. Company promptly shall deliver to Licensor proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such governmental authority with respect thereto.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

7. RESEARCH AND DEVELOPMENT OBLIGATIONS

7.1 Research and Development Efforts. Company shall use its commercially reasonable efforts to conduct such research, development and preclinical and human clinical trials as Company determines are necessary or desirable to obtain regulatory approval to manufacture and market such Products as Company determines are commercially feasible in the Territory, and shall use its commercially reasonable efforts to obtain regulatory approval to market, and following approval to commence marketing and market each such Product in such countries in the Territory as Company determines are commercially feasible.

7.2 Records. Company shall maintain records, in sufficient detail and in good scientific manner, which shall reflect all work done and results achieved in the performance of its research and development regarding the Products.

7.3 Reports. Within ninety (90) days following the end of each calendar year during the term of this Agreement, Company shall prepare and deliver to Licensor a written summary report which shall describe (a) the research performed to date employing the Licensed IP Rights, (b) the progress of the development, and testing of Products in clinical trials, and (c) the status of obtaining regulatory approvals to market Products.

7.4 Study Report. Licensor shall provide to Company (a) promptly following the Effective Date, a draft study report describing in reasonable detail the data and information resulting from the DOXO-EMCH Phase I clinical trial, together with and any conclusions made by Licensor regarding such data and information, and (b) no later than October 1, 2006, a final study report or manuscript regarding such clinical study that is suitable for submission to a peer-reviewed journal selected by Company.

8. CONFIDENTIALITY

8.1 Confidential Information. During the term of this Agreement, and for a period of [*] ([*]) years following the expiration or earlier termination hereof, each party shall maintain in confidence all information of the other party that is disclosed by the other party and identified as, or acknowledged to be, confidential at the time of disclosure (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information except on a need-to-know basis to those directors, officers, affiliates, employees, permitted licensees, permitted assignees and agents, consultants, clinical investigators or contractors, to the extent such disclosure is reasonably necessary in connection with performing its obligations or exercising its rights under this Agreement. To the extent that disclosure is authorized by this Agreement, prior to disclosure, each party hereto shall obtain agreement of any such Person to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by this Agreement. Each party shall notify the other promptly upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.

8.2 Permitted Disclosures. The confidentiality obligations contained in Section 8.1 above shall not apply to the extent that (a) any receiving party (the “Recipient”) is required (i) to disclose information by law, regulation or order of a governmental agency or a court of competent jurisdiction, or (ii) to disclose information to any governmental agency for

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

purposes of obtaining approval to test or market a product, provided in either case that the Recipient shall provide written notice thereof to the other party and sufficient opportunity to object to any such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the disclosed information was public knowledge at the time of such disclosure to the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient in violation hereof; (ii) the disclosed information was rightfully known by the Recipient (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; (iii) the disclosed information was disclosed to the Recipient on an unrestricted basis from a source unrelated to any party to this Agreement and not under a duty of confidentiality to the other party; or (iv) the disclosed information was independently developed by the Recipient without use of the Confidential Information disclosed by the other party. Notwithstanding any other provision of this Agreement, Company may disclose Confidential Information of the Licensor relating to information developed pursuant to this Agreement to fulfill its obligations or exercise its rights under this Agreement to any Person with whom Company has, or is proposing to enter into, a business relationship, as long as such Person has entered into a confidentiality agreement with Company.

8.3 Terms of this Agreement. Except as otherwise provided in Section 8.2 above, Licensor and Company shall not disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other party. Notwithstanding the foregoing, prior to execution of this Agreement, Company and Licensor shall agree upon the substance of information that can be used to describe the terms of this transaction, and Company and Licensor may disclose such information, as modified by mutual agreement from time to time, without the other party’s consent.

9. PATENTS

9.1 Patent Prosecution and Maintenance.

9.1.1 Company shall have the right to control, at its sole cost, the preparation, filing, prosecution and maintenance of all patents and patent applications within the Licensed Patent Rights. Company shall give Licensor an opportunity to review and comment on the text of each patent application subject to this Section 9.1 before filing, and shall supply Licensor with a copy of such patent application as filed, together with notice of its filing date and serial number.

9.1.2 Company shall pay for all patent prosecution costs for the European national phase filing of [*] in Great Britain, Germany, Austria, France, Spain, Italy, Belgium, Switzerland and Ireland and the parties shall regularly amend Exhibit A to add all resulting patent applications and patents to include such patent applications and patents within the definition of Licensed Patent Rights.

9.1.3 Company shall pay all costs (including, but not limited to, reasonable attorney fees) for filing, prosecution and maintenance of the planned patent application regarding the galenic formulation of DOXO-EMCH which has the tentative title: “Method for producing a galenic formulation of anthracycline derivatives” and was invented by Licensor and described to Company. Licensor will be responsible for filing the patent

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

application and Licensor will be the sole owner of all patent rights following of the patent application(s). The parties acknowledge that this patent application(s) and the following patent rights belong to the Licensed Patent Rights in accordance with Section 1.7 of this Agreement. Company will pay the lump sum of [*] US dollars (U.S. $ [*]) to Licensor, within thirty (30) days after Licensor has filed the first patent application, regardless of whether the patent will be issued or not.

9.1.4 Licensor shall cooperate with Company, execute all lawful papers and instruments and make all rightful oaths and declarations as may be necessary in the preparation, prosecution and maintenance of all patents and other filings referred to in this Section 9.1.

9.1.5 If Company, in its sole discretion, decides to abandon the preparation, filing, prosecution or maintenance of any patent or patent application in the Licensed Patent Rights, then Company shall notify Licensor in writing thereof and following the date of such notice (a) Licensor shall be responsible in its sole discretion for and shall control, at its sole cost, the preparation, filing, prosecution and maintenance of such patents and patent applications, (b) Company shall thereafter have no license under this Agreement to such patents and patent applications, and (c) Licensor shall retain a non-exclusive right under the Licensed IP Rights solely to the extent necessary to practice the inventions claimed in such abandoned patent or patent application, to the extent that such retained right does not compete with the commercialization of Products.

9.2 Notification of Infringement. Each party shall notify the other party of any substantial infringement in the Territory known to such party of any Licensed Patent Rights and shall provide the other party with the available evidence, if any, of such infringement.

9.3 Enforcement of Patent Rights. Company, at its sole expense, shall have the first right to determine the appropriate course of action to enforce Licensed Patent Rights or otherwise abate the infringement thereof, to take appropriate action to enforce Licensed Patent Rights, to defend any declaratory judgments seeking to invalidate or hold the Licensed Patent Rights unenforceable, to control any litigation or other enforcement action and to enter into, or permit, the settlement of any such litigation, declaratory judgments or other enforcement action with respect to Licensed Patent Rights, in each case in Company’s own name and, if required by law, in the name of Licensor and shall consider, in good faith, the interests of Licensor in so doing. If Company does not, within [*] ([*]) days of receipt of notice from Licensor, abate the infringement or file suit to enforce the Licensed Patent Rights against at least one infringing party in the Territory, Licensor shall have the right to take whatever action it deems appropriate to enforce the Licensed Patent Rights; provided, however, that, within [*] ([*]) days after receipt of notice of Licensor’s intent to file such suit, Company shall have the right to jointly prosecute such suit and to fund up to [*] ([*]) the costs of such suit. The party controlling any such enforcement action shall not settle the action or otherwise consent to an adverse judgment in such action that diminishes the rights or interests of the non-controlling party without the prior written consent of the other party. All monies recovered by Company, for suits brought solely by Company, or by either party for suits brought by both Company and Licensor, upon the final judgment or settlement of any such suit to enforce the Licensed Patent Rights shall be first used for reimbursement of expenses, and all remaining moneys shall be distributed as follows: (a) if

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

such amounts were awarded as damages for lost profits, such amounts shall be considered “Net Sales” under this Agreement and Company shall pay to Licensor the applicable royalty under Section 4.1.1(a), and (b) if such amounts were awarded as punitive or other damages, such amounts shall be considered as “Non-Royalty Sublicensing Income” and Company shall pay Licensor the applicable royalty under Section 4.1.1(c). If Company does not receive sufficient monies from a final judgment or settlement to cover its expenses for such suit, Company shall have the right to credit up to [*] percent ([*]%) of such expenses against any royalties or other fees owing by Company in accordance with Section 4.1.2 above (i.e., Company shall not reduce the amount of royalties paid to Licensor to less than [*] percent ([*]%) of Net Sales). Only Licensor will be entitled to all monies recovered by Licensor, for suits brought solely by Licensor in accordance with this Section.

9.4 Cooperation. In any suit to enforce and/or defend the License Patent Rights pursuant to this Section 9, the party not in control of such suit shall, at the request and expense of the controlling party, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

10. TERMINATION

10.1 Expiration. Subject to Sections 10.2 and 10.3 below, this Agreement shall expire on the expiration of Company’s obligation to pay royalties to Licensor under Section 4.1 above. Upon expiration of this Agreement Company shall have a fully paid-up, non-exclusive license under the Licensed Know-How Rights to make, have made, use, sell, offer for sale and import Products in the Territory for use in the Field.

10.2 Termination by Company. Company may terminate this Agreement in its sole discretion, upon [*] ([*]) days prior written notice to Licensor, provided however, that the Company shall pay to Licensor a termination fee of [*] Dollars ($[*]) upon any such termination. Following termination of this Agreement pursuant to this Section 10.2, Company shall transfer to Licensor all rights in toxicity, efficacy, data, information, governmental approvals specifically regarding Products and other rights, claims or any other transferable legal position or other intangible asset that Company has generated or developed in the course of exercising its rights under this Agreement, to the extent that Company is not legally or contractually restricted thereto and subject to Licensor paying to Company its costs to effect such transfer.

10.3 Termination for Cause. Except as otherwise provided in Section 12, Licensor may terminate this Agreement in writing (a) upon or after the breach of any material provision of this Agreement by Company if Company has not cured such breach within [*] ([*]) days after notice thereof by Licensor; provided, however, if any default is not capable of being cured within such [*] ([*]) day period and Company is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, Licensor shall have no right to terminate this Agreement; (b) if the Company has failed to use commercially reasonable efforts to prosecute and maintain the Patent Rights; (c) if the Company has failed to use diligent and commercially reasonable efforts to meet one or more of the following diligence milestones: (i) successful completion of Phase II clinical trial of a first Product under a Company-sponsored (or Affiliate-sponsored) IND within [*] ([*]) years from the Effective Date

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

OR completion of a Phase II clinical trial of a first Product in Europe within [*] years of the Effective Date; (ii) the first acceptance for review by the FDA of a first NDA for a first Product within [*] ([*]) years of the Effective Date; and (iii) the first final approval of an application for commercial sale within [*] ([*]) years of the Effective Date. Notwithstanding anything to the contrary herein, Company shall not be in default of this Section, and the Licensor shall provide the Company with additional time in which to complete any of the aforementioned diligence milestones, if the Company provides reasoned basis for such an extension, where such reasoned basis includes: (A) any delay requested by, or in connection with a request from, a Competent Authority, including without limitation requests by the FDA that the Company perform additional studies or trials; or that the Company reformulate or alter the manufacturing process of any Product; or that the Company cease any clinical trial or redesign any clinical trial; or that the Company perform any other action or cease to perform any action or otherwise delay the clinical development of any Product, or (B) any force majeure event in accordance with Section 12 below.

10.4 Effect of Expiration or Termination.

10.4.1 If this Agreement terminates pursuant to this Article 10 (other than under Section 10.1), then all rights hereunder granted by Licensor to Company pursuant to Section 3 will terminate, and all rights granted therein will immediately revert to Licensor with no further notice or action required on Licensor’s behalf. In that event, any sublicense granted by Company shall be automatically assigned by Company to Licensor without any action of either Party such that the sublicense becomes a direct license between Licensor and the applicable sublicensee as applicable. Company is obligated to hand over to Licensor all relevant documents concerning the Sublicenses.

10.4.2 Company has the right to sell all Products that are produced or the order to produce irrevocably given to a third Party at the time of termination of this Agreement.

10.4.3 Immediately upon termination of this Agreement under Article 10 (other than pursuant to Section 10.1), Company has to furnish to Licensor a report as mentioned in Section 5.1 of this Agreement. Royalties shown in this report are due and payable at once and in any case not later than [*] ([*]) days after the effective date of such termination. Licensor have the right to audit this report in accordance with Section 5.2 of this Agreement.

10.4.4 The ending of this Agreement regardless of whatever reason has no influence or effect on all payments made by Company to Licensor.

10.4.5 Upon termination of this Agreement under this Article 10 (other than pursuant to Sections 10.1 or 10.2), the Company shall negotiate in good faith the terms of an agreement pursuant to which the Company shall sell to Licensor all rights in toxicity, efficacy, data, information, governmental approvals specifically regarding Products and other right, claim or any other transferable legal position or other intangible asset generated by Company and its Affiliates in the course of Companies efforts to develop Products or obtain governmental approval for the sale of Products, for use in connection with the development and commercialization of Products on commercially reasonable terms and in each case to the extent Company is not prohibited by existing legal or contractual obligations.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

10.5 Accrued Obligations. Company shall remain responsible for obligations accrued prior to effectiveness of termination of this Agreement, such as, without limitation, any payment, indemnity, and insurance obligations that accrue prior to the effectiveness of any termination pursuant to this Article 10. Company shall also abandon prosecution and maintenance of all Licensed Patents and contemporaneously provide Licensor with the right and all relevant documents to continue the prosecution and maintain patent rights in the event of any termination of this Agreement. Sections 8 and 13 shall survive the expiration or termination of this Agreement.

11. INDEMNIFICATION

11.1 Indemnification. Company shall defend, indemnify and hold Licensor harmless from all losses, liabilities, damages and expenses (including attorneys’ fees and costs) incurred as a result of any claim, demand, action or proceeding arising out of any breach of this Agreement by Company, or the gross negligence or willful misconduct of Company in the performance of its obligations under this Agreement, except in each case to the extent arising from the gross negligence or willful misconduct of Licensor or the breach of this Agreement by Licensor.

11.2 Procedure. Licensor promptly shall notify Company of any liability or action in respect of which Licensor intends to claim such indemnification, and Company shall have the right to assume the defense thereof with counsel selected by Company. The indemnity agreement in this Section 11 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of Company, which consent shall not be withheld unreasonably. The failure to deliver notice to Company within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve Company of any liability to Licensor under this Section 11, but the omission so to deliver notice to Company will not relieve it of any liability that it may have to Licensor otherwise than under this Section 11. Licensor under this Section 11, its employees and agents, shall cooperate fully with Company and its legal representatives in the investigation and defense of any action, claim or liability covered by this indemnification.

11.3 Insurance. Company shall maintain product liability insurance with respect to the research, development, manufacture and sales of Products by Company in such amount as Company customarily maintains with respect to the research, development, manufacture and sales of its similar products. Company shall maintain such insurance for so long as it continues to research, develop, manufacture or sell any Products, and thereafter for so long as Company customarily maintains insurance covering the research, development, manufacture or sale of its similar products.

12. FORCE MAJEURE

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.

13. MISCELLANEOUS

13.1 Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other party shall be in writing, delivered by any lawful means to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to Licensor:	KTB Tumorforschungs GmbH
Breisacher Str. 117
Freiburg, Germany
Attention: ____________

If to Company:	Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, NY 10022
Attention: Eric Poma

with a copy to:	____________________ ____________________ ____________________
Attention: _________

13.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Switzerland without regard to the conflicts of law principles thereof.

13.3 Arbitration. Any dispute, controversy or claim initiated by either party arising out of or relating to this Agreement, its negotiations, execution or interpretation, or the performance by either party of its obligations under this Agreement (other than (a) any dispute, controversy or claim regarding the validity, enforceability, claim construction or infringement of any patent rights, or defenses to any of the foregoing, or (b) any bona fide third party action or proceeding filed or instituted in an action or proceeding by a Third Party against a party to this agreement), whether before or after termination of this Agreement, shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. Any such arbitration shall be conducted in the English language in Zurich, Switzerland. The arbitrators shall have the authority to grant specific performance and to allocate between the parties the costs of arbitration (including reasonable attorneys’ fees and expenses of the parties) in such equitable manner as they determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrators hereunder or pending the arbitrators’ determination of any dispute, controversy or claim hereunder.

13.4 Assignment. Company shall not assign its rights or obligations under this Agreement without the prior written consent of Licensor; provided, however, that Company may, without such consent, assign this Agreement and its rights and obligations hereunder (a) to any Affiliate, or (b) in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger, consolidation, change in control or similar transaction; provided, however, that in each case such successor Affiliate or other entity must have a net asset value (using GAAP and not including the value of the Licensed Technology) on a consolidated basis of at least five million dollars ($5,000,000), or shall have a net asset value on a consolidated basis of at least five million dollars ($5,000,000) within twelve (12) months of such assignment, and if such successor Affiliate or entity does not have such net asset value within twelve (12) months of such assignment, the assignment shall be deemed null and void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

13.5 Waivers and Amendments. No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

13.6 Entire Agreement. This Agreement embodies the entire agreement between the parties and supersedes any prior representations, understandings and agreements between the parties regarding the subject matter hereof. There are no representations, understandings or agreements, oral or written, between the parties regarding the subject matter hereof that are not fully expressed herein.

13.7 Severability. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

13.8 Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

13.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

KTB TUMORFORSCHUNGS GMBH

By:	____________________________________
Name: Arno Fritzen
Title Commercial Director

INNOVIVE PHARMACEUTICALS, INC.

By:	____________________________________
Name: Steven Kelly
Title President and CEO

EXHIBIT A

Licensed Patent Rights

US [*] and AUS [*] based on [*] of [*]

PRODRUG 1:

[*]

AU Patent No. [*]

EP [*]

U.S. Application [*]

U.S. Application [*]

PRODRUG 2:

[*]

EP [*]

U.S. Application [*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.